March 22, 2011

VIA EDGAR

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	AvalonBay Communities, Inc. Form 10-K for the year ended December 31, 2010 Filed February 23, 2011 File No. 001-12672

Dear Mr. Woody:

This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 9, 2011. For your convenience, the Staff’s comments and the responses thereto are set forth below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 40

Liquidity and Capital Resources, page 49

Future Financing and Capital Needs – Debt Maturities, page 51

1.
We note your disclosure of debt maturities for the next five years for consolidated properties. In future filings, please disclose the portion of debt repayments of which you are liable for your unconsolidated investments in real estate investments.

 Response No. 1:

In response to the Staff’s comment, the Company proposes to revise its disclosure in future filings as shown below, with the revised portions underlined, to facilitate your review:

The following table details our consolidated debt maturities for the next five years, excluding our Credit Facility and amounts outstanding related to communities classified as held for sale, for debt outstanding at December 31, 2010 (dollars in thousands). The Company is not directly or indirectly (as borrower or guarantor) obligated in any material respect to pay principal or interest on the indebtedness of any unconsolidated entities in which the Company has an equity or other interest.

Contractual Obligations, page 55

2.
In future filings please disclose the cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Refer to footnote 46 of SEC Interpretive Release 33-8350. In addition, please tell us where you have noted the outstanding commitment under the 2007 commitment to acquire land parcels in Brooklyn, New York.

Mr. Kevin Woody
Securities and Exchange Commission
March 22, 2011

Response No. 2:

In response to the Staff’s comment regarding the Company’s cash requirements for interest on debt obligations, the Company proposes to revise its disclosure in future filings, to include disclosure of the Company’s cash requirements for interest on debt obligations.

In response to the Staff’s comment about the disclosure of the outstanding commitment under the 2007 commitment to acquire land parcels in Brooklyn, New York, the Company supplementally informs the Staff that the required disclosure is included in the Off-Balance Sheet Arrangements section in the last bullet point on page 55 of the Company’s Annual Report on Form 10-K, as follows:

“In 2007 we entered into a non-cancelable commitment (the “Commitment”) to acquire parcels of land in Brooklyn, New York for an aggregate purchase price of approximately $111,000,000 subject to escalations based on the timing of the acquisitions.  Under the terms of the Commitment, we are closing on the various parcels over a period determined by the seller’s ability to execute unrelated purchase transactions and achieve deferral of gains for the land sold under this Commitment.  However, under no circumstances will the Commitment extend beyond 2011, at which time either we or the seller can compel execution of the remaining transactions.  At December 31, 2010, we have an outstanding commitment to purchase the remaining land for approximately $49,979,000.”

In addition, the Company supplementally informs the Staff that it also disclosed its obligation under this commitment in the Construction and Development Contingencies section of note 8., Commitments and Contingencies, on page F-25 of the Company’s Annual Report on Form 10-K, as follows:

“In 2007 the Company entered into a commitment to acquire parcels of land in Brooklyn, New York for an aggregate purchase price of approximately $111,000 subject to escalations based on the timing of the acquisitions. Under the terms of the commitment, the Company is closing on the various parcels over a period determined by the seller’s ability to execute unrelated purchase transactions and achieve deferral of tax gains for the land sold under this commitment. However, under no circumstances will the commitment extend beyond 2011, at which time either the Company or the seller can compel execution of the remaining transactions. At December 31, 2010, the Company has an outstanding commitment to purchase the remaining land for approximately $49,979.”

Critical Accounting Policies, page 57

Cost Capitalization, page 58

3.
We note that you capitalize indirect project costs, including personnel and office and administrative costs clearly associated with development and redevelopment efforts. Please tell us the amount of these indirect costs capitalized for each year presented.

Response No. 3:

In response to the Staff’s comment, the Company has capitalized indirect project costs in the amounts shown below during the fiscal years ended December 31, 2010, 2009 and 2008. The Company proposes to revise its disclosure in future filings, as shown below using the Company’s 2010 disclosure for illustrative purposes, with the revised portions underlined, to facilitate your review:

During the development and redevelopment efforts we capitalize all direct costs and indirect costs which have been incurred as a result of the development and redevelopment activities. These costs include interest and related loan fees, property taxes as well as other direct and indirect costs.

Mr. Kevin Woody
Securities and Exchange Commission
March 22, 2011

Interest is capitalized for any project specific financing, as well as for general corporate financing to the extent of our aggregate investment in the projects. Indirect project costs, which include personnel and office and administrative costs that are clearly associated with our development and redevelopment efforts, are also capitalized. Capitalized indirect costs associated with the Company’s development and redevelopment activities totaled $21,475 for 2010, $24,932 for 2009 and $30,338 for 2008. The estimation of the direct and indirect costs to capitalize as part of our development and redevelopment activities requires judgment and, as such, we believe cost capitalization to be a critical accounting estimate.

Notes to Consolidated Financial Statements, page F-8

6. Investments in Real Estate Entities, page F-18

4.
Please tell us and disclose in future filings whether the accounting policies of your investments in unconsolidated real estate entities are similar to your own. If not, please provide discussion highlighting such differences.

Response No. 4:

In response to the Staff’s comment, the Company proposes to revise its disclosure in future filings as shown below, with the revised portions underlined to facilitate your review:

The Company accounts for its investments in unconsolidated real estate entities under the equity method of accounting, except as otherwise noted below, as discussed in Note 1, “Organization and Basis of Presentation,” under Principles of Consolidation. The significant accounting policies of the Company’s unconsolidated real estate entities are consistent with those of the Company in all material respects.

In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2010;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K for the year ended December 31, 2010; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Keri Shea, Vice President, Finance & Treasurer (principal accounting officer),  at (703) 329-6300 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,

/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Mr. Kevin Woody
Securities and Exchange Commission
March 22, 2011

Cc:	Bryce Blair, Chairman and Chief Executive Officer AvalonBay Communities, Inc.
Edward M. Schulman, Senior Vice President and General Counsel AvalonBay Communities, Inc.
Keri Shea, Vice President, Finance & Treasurer AvalonBay Communities, Inc.